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                             March 3, 2022

       Mark Douglas
       Chief Executive Officer
       MNTN Digital, Inc.
       201 W. 5th Street, 11th Floor
       Austin, TX 78701

                                                        Re: MNTN Digital, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
14, 2022
                                                            CIK No. 0001891027

       Dear Mr. Douglas:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 14, 2022

       Prospectus Summary, page 1

   1. We note your disclosure in response to comment 3. Please revise to disclose as you do on page F-12 that the
Company generates revenue by charging its clients a variable fee based on the level of ad
spend.
       Our Comprehensive Solution Serves Emerging and Large Brands, page 5

   2. We note your disclosure in response to comment 8. Please expand your disclosure to further explain what is
meant by "the 17.3 billion requests on average that our platform processes each day..."
Please disclose what is meant by a "request" in this context.
 Mark Douglas
MNTN Digital, Inc.
March 3, 2022
Page 2
Some of our clients may have, or subsequently develop, high-risk credit profiles..., page 30

3. We note your disclosure in response to comment 14. In order for potential investors to better understand the risk, please disclose what is meant by "otherwise pay slowly for advertising inventory," and discuss your experience of being unable to collect invoiced amounts from your clients, if material.
We may rely on licenses to use the intellectual property rights of third parties, page 35

4. We note your response to comment 16. In order for potential investors to better understand the risk, please disclose if you materially rely on any license agreements.
Choice of Forum, page 119

5. We note your disclosure in response to comment 17. Please expand the disclosure on pages 119-120 to disclose, as is disclosed on page 46, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMark Douglas                                 Sincerely,
Comapany NameMNTN Digital, Inc.
                                                               Division of
Corporation Finance
March 3, 2022 Page 2                                           Office of Trade
& Services
FirstName LastName